UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 _________________________ FORM 6-K ________________________ REPORT OF FOREIGN PRIVATE ISSUER Pursuant to rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934 February 5, 2025 _________________________ NOVO NORDISK A/S (Exact name of Registrant as specified in its charter) _________________________ Novo Allé DK-2880 Bagsværd Denmark (Adress of principal executive offices) Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F Form 20-F x Form 40-F o Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes o No x If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_______

Novo Nordisk A/S – Novo Alle 1, 2880 Bagsværd, Denmark – CVR no. 24256790 A Novo Nordisk employee receiving a tour of our active construction project at our site in Kalundborg, Denmark. This project is part of our investment of more than DKK 80 billion in new active pharmaceutical ingredient facilities. These significant expansions aim to scale up production of life-changing treatments, including GLP-1-based medicines, to benefit many more people living with serious chronic diseases. REMUNERATION REPORT 2024

Remuneration Report 2024 2 Contents 1. Letter from the Remuneration Committee Chair 3 2. Remuneration of the Board of Directors 2.1 Key developments in Board remuneration in 2024 4 2.2 Remuneration composition 4 2.3 Board remuneration benchmark 6 2.4 Board and committee fee levels 2024 6 2.5 Board remuneration 2024 7 2.6 Shareholdings of Board Members 7 3. Remuneration of Executive Management 3.1 Key developments in executive remuneration 2024 8 3.2 Remuneration composition 8 3.3 Executive remuneration benchmark 11 3.4 Executive remuneration in 2024 12 3.5 Short-term incentive programme 2024 13 3.6 Long-term incentive programme design 16 3.7 Long-term incentive programme 2022 17 3.8 Long-term incentive programmes 2023 and 2024 18 3.9 Shareholdings of Executive Management 19 3.10 Reconciliation against Annual Report 2024 20 4. Remuneration and Company Performance 2020–2024 4.1 Board remuneration 2020–2024 21 4.2 Executive remuneration 2020–2024 22 4.3 Employee remuneration and company performance 2020–2024 23 The Board of Directors' statement on the Remuneration Report 24 Independent auditor's statement on the Remuneration Report 25 This Remuneration Report describes the remuneration received by each member of the Board of Directors and Executive Management of Novo Nordisk A/S as registered with the Danish Business Authority in 2024. The non-registered executives are not covered by this remuneration report unless explicitly mentioned. This Remuneration Report is prepared in accordance with section 139b of the Danish Companies Act and in accordance with the Recommendations on Corporate Governance issued in December 2020 by the Danish Committee on Corporate Governance.

3 Remuneration Report 2024 / 1. Letter from the Remuneration Committee Chair 1. Letter from the Remuneration Committee Chair On behalf of the Board of Directors, I am pleased to present the Remuneration Report for 2024. The objective of this report is to provide an overview of our Board and executive remuneration as well as outline our approach hereto. As Novo Nordisk’s Executive Management has become a global team, all executives based in Denmark apart from the chief executive officer (CEO) and the chief financial officer (CFO) were deregistered from the Danish Business Authority, effective 31 December 2023, to align the registration practice and to treat all team members equally, regardless of where they are based. This Remuneration Report provides detailed reporting on the remuneration of our registered executives. 2024 was a year of significant growth for Novo Nordisk, characterised by continued innovation, capacity expansions and strong commercial execution. Driven by the unprecedented demand for our life-changing medicines, we served more than 45.2 million people living with serious chronic diseases in 2024, resulting in global sales and operating profit growth of 26% and 26% at constant exchange rates, respectively. In response, we have invested heavily in scaling up our production capacity via significant expansions of existing production facilities, the acquisition of three fill and finish sites and new agreements with contract manufacturers. Within Purpose & Sustainability, Novo Nordisk’s ambition is to achieve net zero environmental impact. While Novo Nordisk has reduced its CO2e emissions from operations and transportations (Scope 1, 2 and partial Scope 3) by 38% compared to 2019, the CO2e emissions increased by 23% in 2024 compared to 2023, mainly due to substantial investments in production capacity and an increase in supply chain activities. Within Innovation & Therapeutic Focus, we successfully completed the phase 3a programme with IcoSema as well as the SOUL and STRIDE outcome trials for semaglutide in diabetes. In obesity, CagriSema demonstrated superior weight loss in adults in the REDEFINE 1 trial. Further, the phase 1b/2a trial with injectable amycretin was successfully completed. In Rare Disease, the phase 3a trial, FRONTIER 2, with Mim8 was successfully completed in people with haemophilia A and within Cardiovascular & Emerging Therapy Areas, part I of the phase 3 trial ESSENCE was successfully completed with semaglutide 2.4 in MASH. At the same time, we recognise that Novo Nordisk’s shareholders experienced a total shareholder return of -10% in 2024. Based on a holistic assessment, the Board of Directors discretionarily adjusted the STIP 2024 group performance down by 16%. As a result of the overall strategic progress and business performance in 2024 as well as his individual performance, the Board determined that the short-term incentive programme for the CEO for 2024 is 69% of the maximum incentive equalling 8.25 months’ base salary. The performance of the long-term incentive programme (LTIP) for 2024 is tracking above or around targets. In 2024, the total remuneration of the CEO amounted to DKK 57.1 million, of which 42% is not yet finally determined and 45% is deferred. Moreover, the final performance of the LTIP 2022 is 89% of the maximum allocation, while the LTIP 2023 performance is tracking above targets. In our Remuneration Report 2023, we outlined a series of proposed adjustments to our Remuneration Policy, which were subsequently presented for approval as part of the full Remuneration Policy at the Annual General Meeting in March 2024. I refer to section 2.1 and 3.1 of this report for an overview of the adjustments. We are pleased to report that the Remuneration Policy and the Remuneration Report 2023 were well received by our shareholders (with a 99% advisory vote in favour) and our stakeholders, reflecting their confidence in our approach to Board and executive remuneration. All adjustments to the Remuneration Policy have been fully implemented and are detailed in this Remuneration Report. Following the 2024 Annual General Meeting, the Remuneration Committee conducted its annual review of the approved Remuneration Policy but found no need for further changes in 2024. The current framework is considered to effectively motivate and reward our executives to deliver sustainable growth and successful outcomes on our strategic aspirations, to create value for our stakeholders and, ultimately, to drive positive change for our patients. The Remuneration Committee will continue to monitor developments in Board and executive remuneration, including legal requirements, market practices, and expectations from shareholders and other stakeholders. For a general review of the Remuneration Committee’s activities in 2024, I encourage you to consult the Corporate Governance Report 2024.1 This Remuneration Report will be submitted for an advisory vote by the shareholders at the Annual General Meeting in March 2025. As always, we welcome your feedback. Thank you for your continued trust and engagement. Henrik Poulsen Chair of the Remuneration Committee 1. Available at: https://www.novonordisk.com/about/corporate-governance.html#documents

4 2. Remuneration of the Board of Directors 2.1 Key Developments in Board remuneration in 2024 Novo Nordisk's Remuneration Policy,1 adopted by the Annual General Meeting in March 2024, provides the framework for the remuneration of the Board of Directors in 2024. The Annual General Meeting 2024 approved an adjustment of the Board remuneration for 2024 by 7.1%, based on the Board's general review of the Board remuneration levels, taking into consideration a benchmark analysis of board fees in comparison to those paid by Nordic general industry companies and European pharmaceutical companies, as well as the developments within Novo Nordisk's business. Furthermore, to acknowledge the strategic importance of the Research & Development Committee, the multiplier of the base fee was increased from 0.50 to 0.75 times the base fee for the Research & Development Committee Chair and from 0.25 to 0.50 times the base fee for the Research & Development Committee members. In 2024, the total Board remuneration amounted to DKK 23.0 million (DKK 21.5 million in 2023), with the development primarily reflecting the aforementioned adjustments. In 2024, the Board remuneration did not deviate from the Remuneration Policy. 2.2 Remuneration composition The remuneration of the Board comprises a fixed base fee, a multiplier of the fixed base fee for members of the Board committees, a travel allowance, as well as fees for ad hoc tasks, if relevant. The total remuneration for each Board member supports the main focus of the Board on corporate strategy, supervision, organisation, and governance, and contributes to the long-term interest of Novo Nordisk. When proposing the fees to be paid to the Board members, the Board refers to market benchmarks and considers the actual role and responsibility of the individual Board member. It is the Remuneration Committee’s and the Board’s assessment that this approach ensures fees which are fair, not excessive and which support the recruitment of Board candidates with the desired qualifications. 1. Available at: https://www.novonordisk.com/content/dam/nncorp/global/en/investors/irmaterial/agm/2024/remuneration-policy2024.pdf Remuneration Report 2024 / 2. Remuneration of the Board of Directors Sarah Le Brocq lives with obesity in the United Kingdom.

Remuneration Report 2024 / **2. Remuneration of the Board of Directors**

Table 1 below includes an overview of remuneration components for the Board.

Table 1 – Remuneration components

Remuneration components	Board of Directors	Remuneration Policy	2024 remuneration
Base fee	✓	Annual fixed fee with multiplier for chair and vice chair.	The base fee increased by 7.1% based on the Board's general review of Board remuneration.
Board committee fee	✓	Annual fixed fee based on committee role.	The multipliers for the Research & Development Committee increased from 0.50 to 0.75 times the base fee for the committee chair and from 0.25 to 0.50 times the base fee for committee members. The multipliers for other committees were maintained at the same level as in 2023.
Travel allowance	✓	Fixed travel allowance when travelling to Board meetings or committee-related meetings.	The travel allowance level was maintained at the same level as in 2023.
Fee for ad hoc tasks	✓	Fixed fee determined for ad hoc tasks assigned by the Board to Board members outside their normal duties.	No fees for ad hoc tasks were paid in 2024.
Short-term cash-based incentive programme	—	N/A	No stock options, warrants or participation in other incentive schemes were offered to the Board members, except for employee-elected Board members, who as employees in Novo Nordisk may be eligible to participate in ordinary cash-based incentive programmes and share programmes.
Long-term share-based incentive programme	—		
Social security taxes	✓	Payment of contribution to social security taxes imposed by foreign authorities in relation to all Board remuneration components.	Novo Nordisk paid social security taxes imposed by foreign authorities in relation to the Board members.
Expenses	✓	Reasonable expenses for travel and accommodation in relation to meetings and relevant education are reimbursed.	Novo Nordisk reimbursed reasonable expenses relating to travel and accommodation for the Board members.
Other benefits	✓	Other benefits include assistance on tax-related matters for members based outside Denmark as well as secretarial support to the Chair.	Professional fees in connection with assistance on tax-related matters incurred by Board members based outside of Denmark were reimbursed. The Chair was provided with an office and secretarial support in Novo Nordisk's headquarters in Bagsværd, Denmark.
Directors' and officers' liability insurance and indemnification	✓	Board members are covered by customary directors' and officers' liability insurance and are indemnified against claims for damages as considered appropriate from time to time and supplemented with a scheme that allows for indemnification of current, former, and future Board members.	Novo Nordisk upheld and paid the costs of directors' and officers' liability insurance that covers Board members. In March 2024, the Annual General Meeting approved an indemnification scheme to cover claims regarding current, former, and future Board members and indemnify them from and against losses incurred by such Board members and arising out of the discharge of duties of the Board member of Novo Nordisk. Novo Nordisk did not indemnify its Board members against claims for damages.

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Remuneration Report 2024 / **2. Remuneration of the Board of Directors**

2.3 Board remuneration benchmark

Board fees are evaluated annually against relevant benchmarks of Nordic general industry companies as well as European pharma companies similar to Novo Nordisk in size, complexity, and market capitalisation.

The peer groups used to assess the Board remuneration for 2024 were set in May 2024 and were the same as those used in 2023 and for executive remuneration benchmarking. The groups comprised the following:

- Nordic general industry peer group - 14 large Nordic companies selected based on market capitalisation and/or revenue: A.P. Møller-Mærsk, Assa Abloy, Atlas Copco, Carlsberg, Coloplast, Equinor, Telefonaktiebolaget LM Ericsson, Kone, Nokia, Novonesis, Sandvik, UPM-Kymmene, Volvo and Ørsted.
- European pharma peer group - 8 pharma companies listed in Europe selected based on headcount, revenue, and market capitalisation: AstraZeneca, Bayer, GlaxoSmithKline, Merck KGaA, Novartis, Roche, Sanofi and UCB.

The benchmark of the Board remuneration for 2024 revealed the following positioning:

Table 2 – Market positioning of Board remuneration 2024

Benchmarks	Nordic general industry	European pharma
Chair	Above the upper quartile	Slightly above the lower quartile
Vice chair	Above the upper quartile	Between the median and the upper quartile
Member	Slightly above the upper quartile	Between the lower quartile and the median
Committees	Above the upper quartile	Broadly around the upper quartile

2.4 Board and committee fee levels 2024

In March 2024, the Annual General Meeting approved the level for Board remuneration 2024 included in tables 3 and 4 below:

Table 3 – Board and committee fee levels 2024

	Chair		Vice chair		Member	
	Multiplier	DKK	Multiplier	DKK	Multiplier	DKK
Board	4.00	3,360,000	2.00	1,680,000	1.00	840,000
Audit Committee	1.00	840,000	—	—	0.50	420,000
People & Governance Committee[1]	0.50	420,000	—	—	0.25	210,000
Remuneration Committee	0.50	420,000	—	—	0.25	210,000
Research & Development Committee	0.75	630,000	—	—	0.50	420,000

1. Effective 21 March 2024, the Board expanded the role and responsibilities of the Nomination Committee and consequently renamed the committee the People & Governance Committee. The committee fee multipliers remained unchanged.

Table 4 – Travel allowances for Board members and committee members 2024

In home country with 5 hours or more of air travel	Outside home country but on home continent	On another continent than the home country
DKK 42,000 per meeting	DKK 42,000 per meeting	DKK 84,000 per meeting

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Remuneration Report 2024 / **2. Remuneration of the Board of Directors**

2.5 Board remuneration 2024

Table 5 below includes the total remuneration of each Board member in 2024.

Table 5 – Actual remuneration of the Board 2024[1]

DKK million	Current role	Fixed base fee	Fee for ad hoc tasks and committee work	Travel allowance	Total[4]
Helge Lund[2]	BC and PGC	3.3	0.4	0.6	4.3
Henrik Poulsen	BV, RC and AM	1.7	0.8	0.1	2.6
Elisabeth Dahl Christensen[3]	RM	0.8	0.2	0.1	1.1
Laurence Debroux	AC and RM	0.8	1.0	0.3	2.1
Andreas Fibig	RDM	0.8	0.4	0.5	1.7
Sylvie Grégoire	AM, PGM and RDM	0.8	1.0	0.5	2.3
Liselotte Hyveled[3]	RDM	0.8	0.4	0.0	1.2
Mette Bøjer Jensen[3]	AM	0.8	0.4	0.1	1.3
Kasim Kutay	PGM and RDM	0.8	0.6	0.1	1.5
Christina Law	AM	0.8	0.4	0.5	1.7
Martin Mackay	RDC and RM	0.8	0.8	0.5	2.1
Thomas Rantzau[3]	PGM	0.8	0.2	0.1	1.1
Board of Directors in total		**13.0**	**6.6**	**3.4**	**23.0**

BC = Board chair, BV = Board vice chair, AC = Audit Committee chair, AM = Audit Committee member, PGC = People & Governance Committee chair, PGM = People & Governance Committee member, RC = Remuneration Committee chair, RM = Remuneration Committee member, RDC = R&D Committee chair, RDM = R&D Committee member.
1. None of the Board members received remuneration from companies in the Novo Nordisk Group other than Novo Nordisk A/S for this period. Board fee levels were adjusted as of April 2024. 2. Novo Nordisk provides secretarial assistance to the Chair in Denmark. 3. The employee-elected Board members voluntarily donated the majority of their 2024 Board remuneration to "Medarbejdernes Honorarfond" (the Employees' Honorarium Foundation), a charitable foundation in the Novo Group dedicated to supporting humanitarian and social causes. 4. Excluding social security taxes and other benefits paid by Novo Nordisk amounting in aggregate to less than DKK 1 million.

2.6 Shareholdings of Board Members

As of 31 December 2024, the Board members held shares in Novo Nordisk as follows:

Table 6 – Shareholdings of Board Members

	At the beginning of the year	Additions during the year	Sold/ transferred during the year	At the end of the year	Market value[2] DKK million
Helge Lund[1]	12,000	0	0	12,000	7.5
Henrik Poulsen	13,462	0	0	13,462	8.4
Elisabeth Dahl Christensen	2,566	0	(100)	2,466	1.5
Laurence Debroux	400	0	0	400	0.2
Andreas Fibig	1,169	208	0	1,377	0.9
Sylvie Grégoire	5,750	1,500	0	7,250	4.5
Liselotte Hyveled	5,626	4,070	(8,480)	1,216	0.8
Mette Bøjer Jensen	2,934	0	0	2,934	1.8
Kasim Kutay	436	83	0	519	0.3
Christina Law	1,300	4,700	0	6,000	3.8
Martin Mackay	6,600	0	0	6,600	4.1
Thomas Rantzau	1,514	0	0	1,514	1.0
Board of Directors in total	**53,757**	**10,561**	**(8,580)**	**55,738**	**34.8**

1. Of which Helge Lund holds 6,000 shares through Inkerman AS, Norway. 2. Calculation of market value is based on the quoted share price of DKK 624.20 at the end of 2024.

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8 3. Remuneration of Executive Management 3.1 Key developments in executive remuneration 2024 Novo Nordisk's Remuneration Policy,1 as adopted by the Annual General Meeting 2024, provides the framework for executive remuneration in 2024. The Remuneration Policy applies to executives registered with the Danish Business Authority; however, we seek to apply a globally uniform approach to remuneration terms for all executives anchored in the principles of the Remuneration Policy, adapted to local legal requirements and market practices. To maintain Novo Nordisk's competitive position and reflect Novo Nordisk's growth in size and complexity, the Annual General Meeting 2024 approved the following key adjustments to the Policy: – Increase of the maximum payout under the short-term incentive program from 9 to 12 months' base salary for executive vice presidents – Increase of the maximum payout under the long-term incentive program from 26 to 30 months' base salary for the CEO – Increase of the maximum payout under the long-term incentive program from 19.5 to 24 months' base salary for the executive vice presidents – Increase of the shareholding requirements to 3 times the annual base salary for the CEO and 1.5 times the respective annual base salary for the executive vice presidents – Reduction of the shareholding requirement from 50% to 40% on the long-term incentive program established in 2024 and onwards The remuneration of the registered executives in 2024 did not deviate from the Remuneration Policy. In 2024, the total remuneration of Executive Management amounted to DKK 311.1 million (DKK 326.0 million in 20232). The remuneration level is a result of solid business results and individual performance by the executives. The -4.6% decrease in total remuneration compared to 2023 is mainly due to a lower payout on the short-term incentive programme for 2024 (STIP 2024) driven by the discretionary downward adjustment, and a lower performance on the long-term incentive programme for 2024 (LTIP 2024) due to a global sales and operating profit growth of 26% and 26% at CER, respectively (compared to a global sales and operating profit growth in 2023 of 36% and 44% at CER, respectively). In 2024, the total remuneration for the CEO amounted to DKK 57.1 million (DKK 68.2 million in 2023) of which 42% is not yet finally determined and 45% is deferred. Of the total remuneration, 36% is fixed, and 64% is variable. The decrease in the CEOs total remuneration from 2023 to 2024 was -16%, and is a result of lower performance across both STIP 2024 and LTIP 2024. The base salary of the CEO was increased by 3.5% in line with other employees in Novo Nordisk A/S due to general salary inflation. The STIP 2024 is based on targets aligned with Novo Nordisk’s Strategic Aspirations 2025 and on an assessment of individual contributions. As a result of the solid performance in 2024 and the discretionary downward adjustment, the Board determined that the short-term incentive for the CEO for 2024 was 69% of the maximum short-term incentive (96% in 2023) equalling 8.25 months’ base salary. The LTIP 2024 is share-based with a three-year performance period (2024-2026) and a two-year holding period for 40% of the shares (2027-2028). Targets are aligned with Novo Nordisk’s Strategic Aspirations 2025. Performance under the programme can only be finally determined after the end of the three-year performance period and full reporting of the performance will be included in the Remuneration Report for 2026. Based on a solid performance in 2024, the programme is tracking above or around targets after the first year of the three-year period. 3.2 Remuneration composition Remuneration for Executive Management comprises a base salary, a pension contribution, benefits, a short-term cash-based incentive, a long-term share-based incentive, and other components. The fixed remuneration enables Executive Management to make decisions with a long-term perspective in mind without undue considerations for short- or long-term incentives. The variable remuneration is designed to promote performance in line with Novo Nordisk’s strategy. The variable remuneration is based on a number of targets that must be achieved before the incentive is released to the executive. Targets are aligned with short- and long-term strategic priorities in the corporate strategy and thereby ensure that the long-term interests and the sustainability of Novo Nordisk are considered. When determining the remuneration paid to Executive Management, the Board refers to market benchmarks and considers the balance between fixed and variable pay, as well as the threshold, target and maximum achievement levels determined for variable pay. Also, the Board considers the individual executives and their roles. It is the Remuneration Committee’s and the Board’s assessment that this approach is functioning properly and ensures remuneration that is fair, not excessive and which supports the recruitment of qualified candidates for executive roles. Remuneration Report 2024 / 3. Remuneration of Executive Management 1. Available at: https://www.novonordisk.com/content/dam/nncorp/global/en/investors/irmaterial/agm/2024/remuneration-policy2024.pdf 2. Including other benefits amounting to DKK 7.7 million.

Remuneration Report 2024 / 3. Remuneration of Executive Management

Table 7 below includes an overview of the remuneration components for Executive Management.

Table 7 – Remuneration components

Types	Remuneration components	Executive Management	Remuneration Policy	2024 remuneration
Fixed	Base salary	✓	Base salary levels are determined taking the nature of the individual role, individual considerations, the market positioning, and remuneration conditions at Novo Nordisk into account. Potential annual percentage increases are aligned with those of employees in general, except in specific circumstances. In addition, the base salary is reviewed annually to ensure that it is set at the right level.	The base salary of the registered executives increased by 3.5%, effective as of 1 April 2024, in line with other employees of Novo Nordisk A/S. The base salary for Karsten Munk Knudsen increased additionally by 5%, effective as of 1 April 2024, based on benchmarks.
	Pension	✓	Pension is based on defined contribution pension schemes and should be aligned with those pension schemes available to the employees locally.	The registered executives were eligible for a defined contribution pension scheme of 10% of the base salary. No registered executives have a prospective entitlement to a defined benefit pension scheme.
	Benefits	✓	Executive Management receives non-monetary benefits such as company cars, phones etc. Executives domiciled and working in different countries or relocating internationally may receive special allowances and benefits. In addition, executives receive monetary benefits such as anniversary bonuses and they may participate in customary employee benefit programmes, e.g. employee share programmes.	Executive Management received benefits in line with the Remuneration Policy.
Variable	Short-term incentive programme (STIP)	✓	The STIP is a one-year short-term cash-based incentive programme linked to the degree of achievement of a number of predefined targets for each executive. The STIP is comprised of individual targets and corporate targets that typically reflect areas such as commercial execution, financials, purpose & sustainability, and innovation & therapeutic focus. The STIP cannot exceed an amount equal to 12 months' base salary per year for the CEO and the executive vice presidents.	The Board assessed that the outcome of the group performance in 2024 is 75% of maximum pay-out, including the discretionary downward adjustment of 16%. Moreover, the Board assessed the individual performance of the CEO to 50% of maximum, cf. table 13 below, resulting in a pay-out of 69% of the maximum pay-out equalling 8.25 months' base salary, and the individual performance of the CFO to 67% of maximum, cf. table 14 below, resulting in a pay-out of 73% of the maximum pay-out, equalling 8.75 months' base salary. See section 3.5 below for further description of the STIP 2024.
	Long-term incentive programme (LTIP)	✓	LTIP is a share-based long-term incentive programme linked to the achievement of a number of predefined targets, typically within commercial execution, financial outlook, purpose & sustainability, and innovation & therapeutic focus. The LTIP has a three-year performance period and a subsequent two-year holding period (50% of the shares). For LTIPs established in 2024 onwards, the two-year holding period requirement has been reduced from 50% to 40% of the shares. The maximum share allocation is 30 months' base salary per year for the CEO and 24 months' base salary per year for the executive vice presidents.	Based on a solid performance in 2024, the final performance of the LTIP 2022 is 89% of maximum allocation, cf. table 18 below, and the performance of the LTIP 2023 and the LTIP 2024 are tracking above or around targets, cf. tables 20 and 21 below. See section 3.6-3.8 below for further description of the LTIP design as well as LTIP 2022, LTIP 2023 and LTIP 2024.

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10 Table 7 – Remuneration components - continued Types Remuneration components Executive Management Remuneration Policy 2024 remuneration O th er Shareholding requirements To further align the interests of the shareholders and Executive Management, the CEO should hold Novo Nordisk B-shares corresponding to 3 times the annual base salary, and the executive vice presidents should hold shares corresponding to 1.5 times the annual base salary. Executive Management met the shareholding requirements, cf. table 23 below. Recruitment arrangements When recruiting new executives who are not employed by Novo Nordisk at the time of appointment as an executive, the Board may grant a sign-on arrangement in the form of cash payment, shares, or a share incentive programme. No sign-on arrangements were granted to registered executives. Termination of employment and severance payment Employment may be terminated by Novo Nordisk with 12 months' notice and by the executive with six months' notice. Executives may be entitled to a severance payment of up to 24 months‘ base salary plus pension contribution depending on the circumstances of the termination of the employment. No severance payments were made to registered executives. Clawback and malus Subject to applicable law the Board may decide to, and in some cases must, recover or ‘claw-back’ incentive compensation. The Board may use its discretion to override the formulaic outcome under the STIP and LTIP and adjust the incentive to an appropriate level. There was no legal or factual basis on which to exercise claw-back from current or former registered executives. Based on a holistic assessment, the Board decided to discretionarily adjust the STIP 2024 group performance down by 16%. Directors' and officers' liability insurance and indemnification Executives are covered by customary directors' and officers' liability insurance and indemnified against claims for damages as considered appropriate from time to time and supplemented with a scheme that allows for indemnification of current, former and future executives. Novo Nordisk upheld and paid the costs of directors’ and officers’ liability insurance that also cover Executive Management. The 2024 Annual General Meeting approved an indemnification scheme to cover claims regarding current, former and future executives and indemnify them against losses incurred by such executives arising out of such person's discharge of duties as an executive in Novo Nordisk. Novo Nordisk did not indemnify its registered executives against claims for damages. Remuneration Report 2024 / 3. Remuneration of Executive Management

Remuneration Report 2024 / 3. Remuneration of Executive Management

3.3 Executive remuneration benchmark

Executive remuneration is evaluated annually against relevant benchmarks of Nordic general industry companies and European pharma companies similar to Novo Nordisk in size, complexity, and market capitalisation.

The peer groups used to assess executive remuneration for 2024 were set in May 2024 and were the same as those used in 2023 and for board remuneration benchmarking. The groups comprised the following:

- Nordic general industry peer group - 14 Nordic companies selected based on market capitalisation and/or revenue: A.P. Møller-Mærsk, Assa Abloy, Atlas Copco, Carlsberg, Coloplast, Equinor, Telefonaktiebolaget LM Ericsson, Kone, Nokia, Novonesis, Sandvik, UPM-Kymmene, Volvo and Ørsted.

- European pharma peer group - eight pharma companies listed in Europe selected based on headcount, revenue, and market capitalisation: AstraZeneca, Bayer, GlaxoSmithKline, Merck KGaA, Novartis, Roche, Sanofi and UCB.

The benchmark of the CEO and CFO remuneration at 'on-target performance' for 2024 revealed the following positioning:

Table 8 – Market positioning of 2024 remuneration for the CEO and CFO

Benchmarks	Nordic general industry	European pharma
CEO	Above the upper quartile	Slightly below the lower quartile
CFO	Above the upper quartile	Slightly below the lower quartile



Modou Seye lives with type 2 diabetes in Senegal.

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12 3.4 Executive remuneration in 2024 Table 9 below includes the total remuneration of Executive Management in 2024. Table 9 – Actual remuneration of Executive Management for 20241 DKK million Base salary Pension Benefits Short-term incentive Total3 Long-term incentive4 Total Fixed Variable Total Lars Fruergaard Jørgensen - President and CEO 18.4 1.8 0.3 12.7 33.2 23.9 57.1 20.5 36.6 57.1 Karsten Munk Knudsen - CFO 9.1 0.9 0.4 6.8 17.2 9.6 26.8 10.4 16.4 26.8 Non-registered executives2 71.2 14.9 9.3 57.7 153.1 74.1 227.2 91.1 136.1 227.2 Executive Management in total 98.7 17.6 10.0 77.2 203.5 107.6 311.1 122.0 189.1 311.1 1. No members of Executive Management have received remuneration from entities within the Novo Nordisk Group, except from the company to which they are directly employed. 2. Includes remuneration for Maziar Mike Doustdar, Ludovic Helfgott, Doug Langa, Martin Lange, David Moore, Tania Sabroe, Marcus Schindler, Camilla Sylvest and Henrik Wulff. Doug Langa stepped aside as executive vice president for Novo Nordisk effective 31 December 2024. An amount of DKK 45.4 million is not included in the table above and includes recruitment arrangements received in 2024 by Dave Moore as well as a conditional amount payable to Doug Langa at the end of his employment with Novo Nordisk. 3. Excluding social security taxes paid amounting to DKK 4.7 million for Executive Management. 4. The LTIP 2024 has a three-year performance period and a subsequent two-year holding period. The value is the cash-amount of the long-term incentive granted in the year using the grant-date market value of Novo Nordisk B-shares at the share price of DKK 812.00 in February 2024. This share price is adjusted for expected dividend. For shares allocated under the LTIP 2024, the number of shares may potentially be reduced or increased depending on whether Novo Nordisk's performance during the three-year performance period is lower or higher compared to targets determined by the Board. The value of LTIP 2024 is based on on-target performance adjusted for the 2024 performance. The graphs in table 10 below illustrate the 2024 performance of the CEO and CFO as compared to minimum, on-target, and maximum performance. Remuneration Report 2024 / 3. Remuneration of Executive Management 90 80 70 60 50 40 30 20 10 0 90 80 70 60 50 40 30 20 10 0 MinimumMinimum TargetTarget MaximumMaximum Actual1Actual1 (DKK million) Base salary Pension Benefits STI LTI (DKK million) Base salary Pension Benefits STI LTI CEO CFO 27 37 22 10 57 83 47 21 Table 10 – Total 2024 remuneration composition and performance overview of the CEO and CFO 1. The graph does not reflect the potential adjustment of the number of shares allocated in the LTIP 2024 after the three-year performance period.

Remuneration Report 2024 / 3. Remuneration of Executive Management

Our executive remuneration consists of elements that are fixed and variable, finally determined and not finally determined as well as cash and deferred.

Fixed / Variable. Base salary, pension and benefits are fixed remuneration, while STIP and LTIP are variable remuneration dependent on the achievement of pre-defined targets, cf. table 9 above.

Finally determined / Not finally determined. The shares allocated to Executive Management under the LTIP 2024 are subject to a three-year performance period, where the number of shares preliminarily allocated might be reduced or increased. The reduction or increase will depend on whether the actual performance by Novo Nordisk during the three-year performance period is lower or higher than the targets determined by the Board, cf. table 11 below.

Cash / Deferred. Shares allocated to Executive Management under the LTIP 2024, as well as pension, have not been paid out but will be paid out later. Additionally, the value of LTIP 2024 is subject to changes in the performance period followed by a two-year holding period, cf. table 11 below.

Table 11 – Breakdown of CEO and CFO remuneration for 2024 – ratios

DKK million and %	Finally determined	Not finally determined	Total	Cash	Deferred	Total
CEO - Lars Fruergaard Jørgensen	33.2	23.9	57.1	31.4	25.7	57.1
	58%	42%	100%	55%	45%	100%
CFO - Karsten Munk Knudsen	17.2	9.6	26.8	16.3	10.5	26.8
	64%	36%	100%	61%	39%	100%

3.5 Short-term incentive programme 2024

The STIP 2024 is a one-year cash-based incentive programme, cf. table 12 below. The maximum pay-out cannot exceed 12 months' base salary for Executive Management. Corporate targets have a weight of 75%, apply to all members of Executive Management and are aligned to Novo Nordisk's Strategic Aspirations 2025: Purpose & Sustainability, Innovation & Therapeutic Focus, Commercial Execution and Financials. The individual targets have a weight of 25%. The corporate targets are set and progress is assessed by the Board, while the individual targets are set by the Board in relation to the CEO and set by the CEO in relation to the executive vice presidents. Target achievement is assessed by the Board at the beginning of 2025.

Table 12 – Short-term incentive programme – programme design


2024
STIP 2024
25%
Sales performance
25%
Operating profit performance
25%
Non-financial performance
25%
Individual targets
Final evaluation by the end of 2024

Tables 13, 14 and 15 below shows the corporate targets set by the Board and the individual targets for the CEO and CFO, as set by the Board and the CEO, respectively, at the beginning of 2024. Threshold and maximum performance targets were set for each metric at the same time. Performance below the threshold level for a metric would result in 0% pay-out for that metric. Performance above the maximum performance target would result in maximum incentive pay-out for that metric. The tables also include the achievement as assessed by the Board at the beginning of 2025.

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Remuneration Report 2024 / **3. Remuneration of Executive Management**

Table 13 – Short-term incentive programme 2024 for the CEO

Measure	Metric	Weighting	Min	Target	Max	Performance 2024	STIP outcome of maximum pay-out
Commercial Execution	Sales growth[1]	25.0%	18.2%	22.2%	26.2%	27.0%	25.0%
Financials	Operating profit growth[2]	25.0%	21.7%	25.7%	29.7%	28.5%	21.1%
Purpose & Sustainability, and Innovation & Therapeutic Focus[3]	Achievement of strategic initiatives	25.0%	7 out of 13	10 out of 13	13 out of 13	12 out of 13	20.8%
Individual performance[4]	Individual targets	25.0%	Qualitative assessment			50% of max	12.5%
Total		**100%**					**69%[5]**

1. Sales growth in comparable exchange rates. 2. Operating profit growth in comparable exchange rates. 3. For performance within Purpose & Sustainability, and Innovation & Therapeutic Focus, see table 15 below. 4. For individual performance, see table 16 below. 5. The discretionary downward adjustment of the group performance by 16% is included in the total.

Table 14 – Short-term incentive programme 2024 for the CFO

Measure	Metric	Weighting	Min	Target	Max	Performance 2024	STIP outcome of maximum pay-out
Commercial Execution	Sales growth[1]	25.0%	18.2%	22.2%	26.2%	27.0%	25.0%
Financials	Operating profit growth[2]	25.0%	21.7%	25.7%	29.7%	28.5%	21.1%
Purpose & Sustainability, and Innovation & Therapeutic Focus[3]	Achievement of strategic initiatives	25.0%	7 out of 13	10 out of 13	13 out of 13	12 out of 13	20.8%
Individual performance[4]	Individual targets	25.0%	Qualitative assessment			67% of max	16.7%
Total		**100%**					**73%[5]**

1. Sales growth in comparable exchange rates. 2. Operating profit growth in comparable exchange rates. 3. For performance within Purpose & Sustainability, and Innovation & Therapeutic Focus, see table 15 below. 4. For individual performance, see table 16 below. 5. The discretionary downward adjustment of the group performance by 16% is included in the total.

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Remuneration Report 2024 / 3. Remuneration of Executive Management

Table 15 below shows the 2024 performance in achieving the non-financial targets within Purpose & Sustainability, and Innovation & Therapeutic Focus under the STIP 2024. These targets serve as drivers in progressing on our strategy and realising Novo Nordisk's Strategic Aspirations 2025.

Table 15 - Short-term incentive programme 2024 - Purpose & Sustainability, and Innovation & Therapeutic Focus

Measure	Metric	Target	Performance 2024	Target achievement
Purpose & Sustainability	**Social responsibility:**			
	Reach patients globally with Novo Nordisk diabetes and obesity products[1]	45 million patients	45.2 million patients	Yes
	Environmental responsibility:			
	Reduce Scope 1, 2 and partial Scope 3 (business flight and product distribution) CO_2e emissions compared to 2019[1, 2]	Reduce by 36%	Reduction by 38%	Yes
	Sustainable employer:			
	Progress towards Diversity & Inclusion (D&I) aspirational targets[1]	Progress	Progress made but to a lesser extent than desired	No
	Sustainable supply chain:			
	Ensure supply of FlexTouch® devices in 2024	366 million pieces	Ensured	Yes
	Achieve an improvement in Norditropin® (FlexPro®) output per week in H2 2024 compared to 2023	Improve by 25%	Improvement achieved	Yes
Innovation & Therapeutic Focus	**Diabetes care:**			
	Achieve first patient visit in co-formulation bio-equivalence phase 1 study for CagriSema	By Q4 2024	Achieved	Yes
	Submission of DuraTouch® to notified body for CE marking in the EU for U100 Insulins	By Q3 2024	Submitted	Yes
	Obesity care:			
	Achieve last patient visit in phase 1 MAD trial for subcutaneous amycretin in Obesity	By Q4 2024	Achieved	Yes
	Complete patient recruitment in phase 3 cardiovascular outcomes trial for CagriSema (REDEFINE-3)	By Q4 2024	Recruitment completed	Yes
	Rare Disease:			
	Successful readout in phase 3a trial for Mim8 in Haemophilia A (FRONTIER-2)	By Q2 2024	Successful readout	Yes
	Cardiovascular & emerging therapy areas:			
	Complete recruitment of 2700 patients in the phase 3 trial for Ziltivekimab for HFpEF & HFmrEF (HERMES)	By Q4 2024	Recruitment completed	Yes
	Across Innovation and Therapeutic Focus measures:			
	Achieve first human dose for 6 projects across portfolio within Must-Win-Battles, with at least 2 projects within the LEAD portfolio[3]	By Q4 2024	Achieved	Yes
	Progress 10 projects across portfolio within Must-Win-Battles to pre-clinical development, with at least 3 projects within the LEAD portfolio[3]	By Q4 2024	Achieved	Yes
Total				**12 out of 13**

1. Classified as an Environmental, Social and Governance (ESG) metric in the context of the Corporate Sustainability Reporting Directive (CSRD). 2. Classified as a climate related target in the context of CSRD. 3. LEAD is a portfolio of Research & Early Development projects based on core biology for the treatment of diabetes and obesity.

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Remuneration Report 2024 / **3. Remuneration of Executive Management**

Table 16 below shows the individual performance of the CEO and CFO in the STIP 2024, as assessed by the Board.

Table 16 – Short-term incentive programme 2024 - Individual performances by the CEO and CFO

Individual performance	Target achievement	2024 performance
CEO - Individual targets	Lars Fruergaard Jørgensen continued to serve as an effective and respected CEO of Novo Nordisk, leading based on the company's values. He continued to set clear strategic direction, collaborated effectively with the Board, his team, and the broader organisation, and maintained a trusted dialogue with external stakeholders.	50% of max
CFO - Individual targets	Karsten Munk Knudsen continued to demonstrate his skills as an effective and respected CFO of Novo Nordisk. Under his strong personal leadership, his function continued to deliver strong financial management and drive efficiencies in a volatile business environment.	67% of max

3.6 Long-term incentive programme design

The LTIP is share-based with a three-year performance period and a subsequent two-year holding period, cf. table 17 below. Targets are set by the Board at the beginning of the performance period and include determining thresholds, on-target level of performance and level of performance to achieve maximum pay-out. The maximum share allocation at grant cannot exceed 30 months' base salary for the CEO and 24 months' base salary for the executive vice presidents, hence the LTIP is capped at a number of shares at the time of grant.

Financial targets are set by the Board for a three-year period. For the LTIP 2022 and LTIP 2023, the Board has set non-financial targets for a one-year period. For 2024 onwards, the Board sets both financial and non-financial targets for three-year periods. All targets are aligned to Novo Nordisk's Strategic Aspirations 2025: Purpose & Sustainability, Innovation & Therapeutic Focus, Commercial Execution and Financials. Target achievement is assessed by the Board. The holding requirement in the two-year holding period is 50% of the vested shares for LTIP 2022 and LTIP 2023 and 40% of the vested shares for the LTIP 2024.

Table 17 – Long-term incentive programme – programme design


2022
2023
2024
2025
2026
2027
2028
LTIP 2022
33%
Sales performance
Operating profit performance
Non-financial performance
Final evaluation
Holding of 50%
LTIP 2023
Holding of 50%
LTIP 2024
Non-financial performance
Holding of 40%

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Remuneration Report 2024 / **3. Remuneration of Executive Management**

3.7 Long-term incentive programme 2022

Members of Executive Management in 2022 participated in a long-term incentive programme consisting of a three-year performance period (2022-2024) and a two-year holding period (2025-2026).

The average annual sales growth performance in 2022-2024 of 26% exceeded the performance level for maximum pay-out, resulting in a pay-out of 33%. Likewise, the average annual operating profit growth performance in 2022-2024 of 28% exceeded the performance level for maximum pay-out, resulting in a pay-out of the maximum 33%. Finally, the average achievement per year of strategic initiatives resulted in a pay-out of 22%, the maximum being 33%. In total, this resulted in a pay-out of 89% of the maximum for LTIP 2022, cf. table 18 below, which shows the final reporting on LTIP 2022 against targets as assessed by the Board at the beginning of 2025.

Furthermore, during the performance period (2022-2024) the share price increased by 87%, from DKK 334.5 to DKK 624.2, resulting in a similar increase in the value of the long-term incentive and thereby aligning the interests of the shareholders and the executives.

The total number of shares to be released to the Executive Management by the end of January 2025 is specified in table 19 below. No dividend on the shares was paid to the executives during the three-year performance period.

The executives are required to hold 50% of the shares vesting for two years (2025 and 2026). During the two-year holding period no further performance measures apply.

Table 18 – Long-term incentive programme 2022 - final performance

			Performance							LTIP
Measure	**Metric**	**Weighting**	**2022**	**2023**	**2024**	**3-year average**	**Min**	**Target**	**Max**	**outcome of maximum pay-out**
Commercial Execution	3-year average sales growth[1]	33.3%	16.4%	35.6%	25.7%	25.9%	8.0%	10.0%	12.0%	33.3%
Financials	3-year average operating profit growth[2]	33.3%	14.6%	43.7%	26.2%	28.2%	7.0%	9.0%	11.0%	33.3%
Purpose & Sustainability, and Innovation & Therapeutic Focus	Achievement of strategic initiatives[3]	33.3%	9 out of 12	12 out of 13	12 out of 13	Index 144[4]	6 in 2022 7 in 2023 7 in 2024	9 in 2022 10 in 2023 10 in 2024	12 in 2022 13 in 2023 12 in 2024	21.9%
Total		**100%**								**89%**

1. Sales growth in constant exchange rates. 2. Operating profit growth in constant exchange rates. 3. The non-financial targets for 2024 in the LTIP 2022 are identical to the non-financial targets in the STIP 2024. For performance in 2024 see table 15 above. 4. Index at a scale of 0 - 200, where index 0 is at the level of performance at threshold and index 200 is at the level of performance at maximum.

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Remuneration Report 2024 / **3. Remuneration of Executive Management**

Table 19 – Long-term incentive programme 2022 - final allocation of shares

Executives	Preliminary allocation of shares at target (2022): Number of shares at target[1]	Market value at grant (DKK million)[2]	Performance adjusted allocation of shares at the end of the performance and vesting period (2022-2024): Performance adjustment (shares)	Total number of shares vesting	Market value (DKK million)[3]	Of which share price development 2022-2024 (DKK million)[4]
Lars Fruergaard Jørgensen	42,914	13.7	55,788	98,702	61.6	28.6
Karsten Munk Knudsen	13,360	4.3	17,368	30,728	19.2	8.9
Non-registered executives	101,490	32.40	131,937	233,427	145.7	67.6
Executive Management in total	**157,764**	**50.4**	**205,093**	**362,857**	**226.5**	**105.1**

1. The trading unit of the Novo Nordisk B-shares listed on NASDAQ Copenhagen was changed from DKK 0.20 to DKK 0.10 as of 13 September 2023. The ADRs listed on the New York Stock Exchange (NYSE) were similarly split as of 20 September 2023. Comparative figures (number of shares and share price) have been restated to reflect the change in trading unit from DKK 0.20 to DKK 0.10. 2. The market value at grant is based on the Novo Nordisk share price of DKK 334.5 in February 2022. The share price is adjusted for expected dividend. 3. The market value of the shares released in 2025 is based on the Novo Nordisk share price of DKK 624.2 at the end of 2024. 4. The share price development 2022-2024 is based on the difference between the share price when granted in February 2022 of DKK 334.5 compared with the share price of DKK 624.2 at the end of 2024.

3.8 Long-term incentive programmes 2023 and 2024

Members of Executive Management were eligible to participate in long-term incentive programmes in 2023 and 2024.

Table 20 below shows how performance under LTIP 2023 is tracking against targets as assessed by the Board in the beginning of 2025. Full reporting of the performance under the LTIP 2023 will be included in the Remuneration Report for 2025.

Table 21 below shows how performance under LTIP 2024 is tracking against targets as assessed by the Board at the beginning of 2025. Full reporting of the performance under the LTIP 2024 will be included in the Remuneration Report for 2026, including the non-financial targets for the LTIP 2024, which covers a three-year performance period.

Table 20 – Long-term incentive programme 2023 – interim update regarding ongoing long-term incentive performance cycle

Measure	Metric	Weighting	Performance 2023	Performance 2024	Performance 2025	Tracking
Commercial Execution	3-year average sales growth[1]	33.3%	35.6%	25.7%	N/A	Above target
Financials	3-year average operating profit growth[2]	33.3%	43.7%	26.2%	N/A	Above target
Purpose & Sustainability, and Innovation & Therapeutic Focus	Achievement of strategic initiatives[3]	33.3%	12 out of 13	12 out of 13	N/A	Above target

1. Sales growth in constant exchange rates. 2. Operating Profit Growth in constant exchange rates. 3. The non-financial targets for 2024 in the LTIP 2023 are identical to the non-financial targets in the STIP 2024. For performance in 2024 see table 15 above.

Table 21 – Long-term incentive programme 2024 – interim update regarding ongoing long-term incentive performance cycle

Measure	Metric	Weighting	Performance 2024	Performance 2025	Performance 2026	Tracking
Commercial Execution	3-year average sales growth[1]	33.3%	25.7%	N/A	N/A	Above target
Financials	3- year average operating profit growth[2]	33.3%	26.2%	N/A	N/A	Above target
Purpose & Sustainability, and Innovation & Therapeutic Focus	Achievement of strategic initiatives[3]	33.3%	3 out of 6	N/A	N/A	Around target

1. Sales growth in constant exchange rates. 2. Operating profit growth in constant exchange rates. 3. The LTIP 2024 non-financial targets cover the three-year performance period as opposed to the one-year non-financial targets included in the STIP 2024 (as included in the LTIP 2022 and LTIP 2023). Full reporting of the performance under the LTIP 2024 will be included in the Remuneration Report for 2026.

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Remuneration Report 2024 / **3. Remuneration of Executive Management**

Table 22 below includes an overview of allocated but not yet vested shares to Executive Management. The table only includes disclosures provided in this or prior Remuneration Reports. However, the number of shares allocated may be reduced or increased, depending on whether the performance of Novo Nordisk in the respective three-year periods deviates from targets determined by the Board. Moreover, the share price may change. Thus, table 22 below is not an expression of the actual value of each programme.

Table 22 – Long-term incentive programmes 2023 and 2024 – unvested shares

Executives	Long-term incentive programmes[1]	Grant date	Vesting date	Number of shares preliminary allocated[2,3]	Share price at grant date[3]	Total market value at grant (DKK million)[4]
Lars Fruergaard Jørgensen	2023 Shares allocated	February 2023	February 2026	67,968	481.0	31.0
	2024 Shares allocated	February 2024	February 2027	31,177	812.0	23.9
Karsten Munk Knudsen	2023 Shares allocated	February 2023	February 2026	24,335	481.0	11.1
	2024 Shares allocated	February 2024	February 2027	12,481	812.0	9.6
Non-registered executives	2023 Shares allocated	February 2023	February 2026	188,899	481.0	86.0
	2024 Shares allocated	February 2024	February 2027	96,662	812.0	74.1

1. For a description of the LTIP 2023 and LTIP 2024, see section 3.8. 2. For shares allocated under LTIP 2023 and LTIP 2024 the shares may potentially be reduced or increased depending on whether Novo Nordisk's performance during the three-year performance period is higher or lower compared to targets determined by the Board. For LTIP 2023 the maximum share allocation for the CEO is 26 months' base salary and 19.5 months' base salary for executive vice presidents. For LTIP 2024, the maximum share allocation for the CEO is 30 months' base salary and 24 months' base salary the executive vice presidents. The shares transferred under LTIP 2023 and LTIP 2024 are subject to subsequent two-year holding periods 2026-2027 and 2027-2028, respectively. 3. The trading unit of the Novo Nordisk B-shares listed on NASDAQ Copenhagen was changed from DKK 0.20 to DKK 0.10 as of 13 September 2023. The ADRs listed on the New York Stock Exchange (NYSE) were similarly split as of 20 September 2023. Comparative figures (number of shares and share price) have been restated to reflect the change in trading unit from DKK 0.20 to DKK 0.10. 4. The share price used to calculate market value at grant (2024: DKK 767 and 2023: DKK 455.5) is adjusted for the expected dividend.

3.9 Shareholdings of Executive Management

As of 31 December 2024, Executive Management held shares in Novo Nordisk as follows:

Table 23 – Shareholdings of Executive Management

Executives	At the beginning of the year	Additions during the year	Sold/ transferred during the year	At the end of the year	Market value[1] DKK million	Shareholding requirement met[2]
Lars Fruergaard Jørgensen	499,368	271,182	(180,000)	590,550	368.6	Yes
Karsten Munk Knudsen	183,444	84,656	(60,000)	208,100	129.9	Yes
Non-registered executives[3]	510,237	562,565	(392,812)	679,990	424.5	Yes
Executive Management in total	**1,193,049**	**918,403**	**(632,812)**	**1,478,640**	**923.0**	**Yes**

1. Calculation of market value is based on the quoted share price of DKK 624.20 at the end of 2024. 2. The CEO should hold Novo Nordisk B-shares corresponding to three times the annual base salary, and the executive vice presidents should hold B-shares corresponding to one and half times the annual base salary. Basis for calculation of the annual base salary for an individual executive for a given year is typically defined as 12 times monthly base salary as of 1 April in the reporting year. The minimum shareholding requirement is generally phased in over a five-year period following the year of appointment. When an executive's holding of shares is calculated, non-vested shares from the long-term share-based incentive programme are not included except unvested shares vested in January/February following the reporting year. 3. Shareholdings of new members of Executive Management are included from the day they become members of the Executive Management.

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20 3.10 Reconciliation against Annual Report 2024 A reconciliation of total remuneration for Executive Management between table 9 of this Remuneration Report and total remuneration for Executive Management included in note 5.4 - Related party transactions in Novo Nordisk's Annual Report 2024 is provided in table 24 below. Table 24 – Reconciliation against Annual Report 2024 DKK million 2024 Total remuneration for Executive Management (table 9) 311.1 Adjustment to: Social security (table 9, footnote 3) 4.7 Other benefits (table 9, footnote 2) 45.4 Long-term incentive programme1 4.1 Total remuneration for Executive Management in note 5.4 in our Annual Report 365.3 1. The amounts of the incentive programme in table 9 of DKK 107.6 million are related to the 2024 programme only. The expense for the long-term incentive programme included in note 5.4 in Novo Nordisk's Annual Report of DKK 111.7 million comprises the LTIP 2022, LITP 2023 and LTIP 2024 amortised over the performance period, respectively. An overview of the ESG impact on the remuneration of the registered executives is provided in table 25 below. Table 25 – ESG impact on expensed remuneration for the registered executives DKK million and % 2024 Portion of expensed total remuneration linked to climate related performance1 1.4 / 1% Portion of expensed variable remuneration linked to ESG performance2 4.7 / 6% 1. While the performance of our registered executives is not assessed against any specific targets included in the sustainability statement, the remuneration of our registered executives is linked to climate related targets in the STIP 2024, LTIP 2022 and LTIP 2023. See table 15, footnote 2 for the climate related target included in the STIP 2024, which is identical to the 2024 climate related targets included in the LTIP 2022 and LTIP 2023. 2. While the performance of our registered executives is not assessed against any specific targets included in the sustainability statement, the remuneration of our registered executives is linked to ESG targets relating to impact on “Patient protection and quality of life”, “Climate Change”, “Own workforce” in the STIP 2024, LTIP 2022, LTIP 2023 and LTIP 2024. See table 15, footnote 1 for ESG targets included in the STIP 2024, which are identical to the 2024 ESG targets included in the LTIP 2022 and LTIP 2023. ESG targets included in the LTIP 2024 covers a three-year performance period, are tied to Novo Nordisk’s aspirations of adding value to society and being a sustainable employer, and will be included in the Remuneration Report for 2026. Remuneration Report 2024 / 3. Remuneration of Executive Management Sierra Clark lives with Glanzmann Thrombasthenia in Canada.

21 4. Remuneration and Company Performance 2020–2024 4.1 Board remuneration 2020–2024 A summary of the development of the Board remuneration in the five-year period 2020–2024 is provided in table 26 below. Table 26 – Board remuneration 2020–2024 DKK million Election year 2020 2021 2022 2023 2024 Helge Lund 20171 2.7 2.8 3.1 3.9 4.3 % change (13%) 4% 11% 26% 10% % change annualised4 – – – – – Henrik Poulsen 2021 – 0.9 2.0 2.4 2.6 % change N/A N/A 122% 20% 8% % change annualised4 N/A N/A 67% – – Elisabeth Dahl Christensen3 2022 – – 0.8 1.1 1.1 % change N/A N/A N/A 38% 0% % change annualised4 N/A N/A N/A 3% 3% Laurence Debroux 2019 1.1 1.6 2.0 2.1 2.1 % change 0% 45% 25% 5% 0% % change annualised4 (21%) – – – – Andreas Fibig 2018 1.1 1.3 1.4 1.4 1.7 % change (21%) 18% 8% 0% 21% % change annualised4 – – – – – Sylvie Grégoire 2015 1.5 1.6 1.8 2.0 2.3 % change (12%) 7% 13% 11% 15% % change annualised4 – – – – – Liselotte Hyveled3 20222 – – 0.8 1.1 1.2 % change N/A N/A N/A 38% 9% % change annualised4 N/A N/A N/A 3% – DKK million Election year 2020 2021 2022 2023 2024 Mette Bøjer Jensen3 2018 0.9 0.9 1.2 1.3 1.3 % change (10%) 0% 33% 8% 0% % change annualised4 – – – – – Kasim Kutay 2017 1.0 1.1 1.2 1.3 1.5 % change 0% 10% 9% 8% 15% % change annualised4 – – – – – Christina Law 2022 – – 1.3 1.7 1.7 % change N/A N/A N/A 31% 0% % change annualised4 N/A N/A N/A (2%) – Martin Mackay 2018 1.2 1.4 1.7 1.8 2.1 % change (14%) 17% 21% 6% 17% % change annualised4 – – – – – Thomas Rantzau3 2018 0.9 0.9 1.0 1.1 1.1 % change (10%) 0% 11% 10% 0% % change annualised4 – – – – – 1. From 2014 to 2015 Helge Lund was a member of the Board and he was elected to the Board again in March 2017. In March 2018 he was elected as Chair of the Board. 2. From 2014 to 2018 Liselotte Hyveled was a member of the Board and she was elected to the Board again in March 2022. 3. Employee-elected members of the Board. 4. % change in annualised remuneration is calculated as the difference between i) actual remuneration in the calendar year in which the appointment/retirement occurred pro-rata adjusted for period of service to express remuneration for 12 month of membership and ii) actual remuneration in the following year (in case of appointments) or preceding year (in case of retirements). Changes in roles, responsibilities, committee memberships, base fee levels, travel activity, etc. are not adjusted for. A summary of the development of the remuneration of the Chair of the Board in the five-year period 2020– 2024 is provided in table 27 below. Table 27 – Remuneration 2020–2024 for the Chair of the Board DKK million 2020 2021 2022 2023 2024 Base fee 2.1 2.2 2.3 2.9 3.3 Fees for ad hoc tasks and committee work 0.4 0.4 0.4 0.4 0.4 Travel allowance 0.2 0.2 0.4 0.6 0.6 Total 2.7 2.8 3.1 3.9 4.3 Change (0.4) 0.1 0.3 0.8 0.4 % change (13%) 4% 11% 26% 10% Remuneration Report 2024 / 4. Remuneration and Company Performance 2020–2024

Remuneration Report 2024 / **4. Remuneration and Company Performance 2020–2024**

4.2 Executive remuneration 2020–2024

A summary of the development of the remuneration of the CEO and CFO in the five-year period 2020–2024 is provided in table 28 and table 29 below.

Table 28 - Remuneration 2020–2024 for the CEO

DKK million	2020	2021[2]	2022	2023	2024[3]	% change
Base salary	14.1	16.7	17.1	17.9	18.4	
Pension on base salary	3.5	1.7	1.7	1.8	1.8	
Benefits	0.3	0.3	0.3	0.3	0.3	
Total base salary, pension, and benefits	**17.9**	**18.7**	**19.1**	**20.0**	**20.5**	3%
Short-term incentive	14.2	12.6	13.2	17.2	12.7	
Pension on short-term incentive	3.6	—	—	—	—	
Total short-term incentive and pension	**17.8**	**12.6**	**13.2**	**17.2**	**12.7**	**(26%)**
Long-term incentive	20.8	27.0	27.8	31.0	23.9	(23%)
Total	**56.5**	**58.3**	**60.1**	**68.2**	**57.1**	**(16%)**
Change	1.7	1.8	1.8	8.1	(11.1)	
% change	**3%**	**3%**	**3%**	**13%**	**(16%)**	
% change annualised[1]	—	—	—	—	—	

1. % change in annualised pay is calculated as the difference between estimated pay for full 12 months service in the calendar year in which the appointment/retirement occurred and the actual pay of the following calendar year (in case of appointments) or the preceding year (in case of retirements). The calculation of annualised pay is based on the average actual incentive performance for executives in the given year. 2. In 2020, the Annual General Meeting adopted a new Remuneration Policy applicable as of 2021, resulting in a number of changes to the remuneration components, cf. the Remuneration Report 2021. 3. In 2024, the Annual General Meeting adopted a new Remuneration Policy applicable as of 2024, resulting in increased STIP opportunity for the executive vice presidents and increased LTIP opportunity for the CEO and executive vice presidents, cf. Section 3.1 of this Remuneration Report 2024.

Table 29 - Remuneration 2020–2024 for the CFO

DKK million	2020	2021[2]	2022	2023	2024[3]	% change
Base salary	5.9	6.9	7.1	8.1	9.1	
Pension on base salary	1.5	0.7	0.7	0.8	0.9	
Benefits	0.3	0.3	0.3	0.3	0.4	
Total base salary, pension, and benefits	**7.7**	**7.9**	**8.1**	**9.2**	**10.4**	13%
Short-term incentive	4.4	4.1	4.7	6.1	6.8	
Pension on short-term incentive	1.1	—	—	—	—	
Total short-term incentive and pension	**5.5**	**4.1**	**4.7**	**6.1**	**6.8**	**11%**
Long-term incentive	6.5	8.4	8.7	11.1	9.6	(14%)
Total	**19.7**	**20.4**	**21.5**	**26.4**	**26.8**	**2%**
Change	2.5	0.7	1.1	4.9	0.4	
% change	**15%**	**4%**	**5%**	**23%**	**2%**	
% change annualised[1]	—	—	—	—	—	

1. % change in annualised pay is calculated as the difference between estimated pay for full 12 months service in the calendar year in which the appointment/retirement occurred and the actual pay of the following calendar year (in case of appointments) or the preceding year (in case of retirements). The calculation of annualised pay is based on the average actual incentive performance for executives in the given year. 2. In 2020, the Annual General Meeting adopted a new Remuneration Policy applicable as of 2021, resulting in a number of changes to the remuneration components, cf. the Remuneration Report 2021. 3. In 2024, the Annual General Meeting adopted a new Remuneration Policy applicable as of 2024, resulting in increased STIP opportunity for the executive vice presidents and increased LTIP opportunity for the CEO and executive vice presidents, cf. Section 3.1 of this Remuneration Report 2024

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Remuneration Report 2024 / **4. Remuneration and Company Performance 2020–2024**

4.3 Employee remuneration and company performance 2020–2024

A summary of the development of employee remuneration and of company performance in the five-year period 2020–2024 is provided in tables 30 and 31 below.

Table 30 – Employee remuneration 2020–2024[1]

	2020	2021	2022	2023	2024[2]
Average employee remuneration excl. registered executives (DKK million) (parent company)	0.84	0.85	0.89	0.97	1.02
Average remuneration growth (parent company)	6.0%	1.8%	4.4%	8.6%	5.2%
Average employee remuneration excl. registered executives (DKK million) (group)	0.76	0.79	0.87	0.93	0.97
Average remuneration growth (group)	1.6%	2.9%	10.6%	6.7%	4.6%
CEO/Employee ratio (group)	74	74	69	76	63

1. Among other things, the average remuneration is impacted by adjustments to employee related liabilities, severance costs, and for those countries with long notice periods (e.g., Denmark) the timing difference between recognition of the severance costs and the corresponding reduction in the number of employees. Furthermore, the group numbers are impacted by currency fluctuations between the years. 2. With effect from 1 January 2024, only the CEO and CFO are registered as executives with the Danish Business Authority.

Table 31 – Company performance 2020–2024

Group	2020	2021	2022	2023	2024
Sales growth as reported	4.0%	10.9%	25.7%	31.3%	25.0%
Sales growth in constant exchange rates (CER)	6.7%	13.8%	16.4%	35.6%	25.7%
Operating profit growth as reported	3.1%	8.3%	27.6%	37.1%	25.1%
Operating profit growth in constant exchange rates (CER)	6.8%	12.7%	14.6%	43.7%	26.2%
Total Shareholder Return (TSR)[1]	12.8%	75.6%	29.5%	50.7%	(9.6%)

1. Calculated as the share price appreciation from primo to ultimo the year, with reinvestment of dividends at time of pay-out.

Parent company					
Sales growth	8.0%	11.5%	26.7%	38.9%	32.1%
Operating profit growth	(0.6%)	1.4%	35.5%	63.5%	39.1%



Novo Nordisk employees Line Lilleøre and Ephrem Rudahunga at our API production facility in Kalundborg, Denmark.

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24 The Board of Directors’ statement on the Remuneration Report Today, the Board of Directors has considered and approved the Remuneration Report of Novo Nordisk A/S for the financial year 1 January - 31 December 2024. The Remuneration Report has been prepared in accordance with section 139b of the Danish Companies Act. In our opinion, the Remuneration Report is in accordance with the Remuneration Policy adopted at the 2024 Annual General Meeting, and is free from material misstatement and omissions, whether due to fraud or error. The Remuneration Report will be presented for an advisory vote at the 2025 Annual General Meeting. Bagsværd, 5 February 2025 Board of Directors Helge Lund — Chair Henrik Poulsen — Vice Chair Elisabeth Dahl Christensen Laurence Debroux Andreas Fibig Sylvie Grégoire Liselotte Hyveled Mette Bøjer Jensen Kasim Kutay Christina Law Martin Mackay Thomas Rantzau Remuneration Report 2024 / The Board of Directors’ statement on the Remuneration Report

25 Independent auditor’s statement on the Remuneration Report To the shareholders of Novo Nordisk A/S We have examined whether the Remuneration Report for Novo Nordisk A/S for the financial year 1 January - 31 December 2024 contains the information required by section 139b(3) of the Danish Companies Act. We express a conclusion providing reasonable assurance. The Board of Directors' responsibility The Board of Directors is responsible for the preparation of the Remuneration Report in accordance with section 139b(3) of the Danish Companies Act and the Remuneration Policy adopted at the Annual General Meeting. Further, the Board of Directors is responsible for the internal control that the Board of Directors considers necessary to prepare the remuneration report without material misstatement and omissions, whether due to fraud or error. Auditor’s responsibility Our responsibility is to express a conclusion on the Remuneration Report based on our examinations. We conducted our examinations in accordance with ISAE 3000, Assurance Engagements Other than Audits or Reviews of Historical Financial Information, and additional requirements under Danish audit regulation to obtain reasonable assurance about our conclusion. Deloitte Statsautoriseret Revisionspartnerselskab applies International Standard on Quality Management 1, ISQM 1, which requires the firm to design, implement and operate a system of quality management including policies or procedures regarding compliance with ethical requirements, professional standards and applicable legal and regulatory requirements. We have complied with the requirements for independence and other ethical requirements of the International Ethics Standards Board for Accountants’ International Code of Ethics for Professional Accountants (IESBA Code), which is founded on fundamental principles of integrity, objectivity, professional competence and due care, confidentiality and professional behaviour, and ethical requirements applicable in Denmark. As part of our examinations, we have checked whether the Remuneration Report, to the extent relevant, includes the information required by section 139b(3), items 1-6, of the Danish Companies Act for the remuneration of each registered member of the Executive Management and the Board of Directors. We believe that the procedures performed provide a sufficient basis for our conclusion. Our examinations have not included an examination to verify the accuracy and completeness of the information provided in the Remuneration Report, and therefore we do not express any conclusion in this regard. Conclusion In our opinion the Remuneration Report contains, in all material respects, the information required by section 139b(3) of the Danish Companies Act. Copenhagen, 5 February 2025 Deloitte Statsautoriseret Revisionspartnerselskab Business Registration No 3396 3556 Anders Vad Dons Sumit Sudan State Authorised Public Accountant State Authorised Public Accountant MNE no mne25299 MNE no mne33716 Remuneration Report 2024 / Independent auditor’s statement on the Remuneration Report

Remuneration Report 2024 issued by Novo Nordisk A/S – Novo Alle 1, 2880 Bagsværd, Denmark – CVR no. 24256790, +45 4444 8888 (switchboard), novonordisk.com

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized. Date: February 5, 2025 Novo Nordisk A/S Lars Fruergaard Jørgensen Chief Executive Officer 1